Sparrow Funds

211 North Broadway

Suite 2080

St. Louis, Missouri  63102

December 21, 2015

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Sparrow Funds Trust (CIK No. 0001066241, File No. 333-59877) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Sparrow Funds (the “Trust”) has determined that the Post-Effective Amendment No. 29 filed pursuant to N-1A on its behalf on December 18, 2015 (accession number 0001162044-15-001304) (the “Amendment”) was made in error.  The Trust respectfully requests the withdrawal of the Amendment.   Due to an administrative error, the Amendment was incorrectly filed.  The Trust has determined that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to Emily Little at Thompson Hine LLP, counsel to the Trust at (614) 469-3264.

Very truly yours,
/s/Gerald R. Sparrow_________
Gerald R. Sparrow
President, Sparrow Funds